Pamela C. Scott

General Counsel,

Human Resources

425 Park Avenue

New York, New York  10022

212 793-1573

212 793-7600 (fax)

scottp@citi.com

October 24, 2007

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.  20549

RE:	Citigroup Inc.
Definitive 14A
Filed March 13, 2007
File No. 01-9924

Dear Mr. Windsor:

We are responding to your letter, dated September 26, 2007, to Mr. Charles Prince regarding the executive compensation disclosure in the above-referenced proxy statement filed by Citigroup Inc. (“Citi”).

As mentioned to you via telephone, to ensure a complete response, Citi has requested an extension of time to respond to your comments in writing, to December 14, 2007.  If you have any objections to this extension, please let me know, and if you have any questions in the meantime, do not hesitate to contact me at (212) 793-1573.

Sincerely,

Pamela C. Scott

General Counsel, Human Resources

cc:	Michael S. Helfer, General Counsel, Citigroup Inc.
Shelley Dropkin, General Counsel, Corporate Governance